15045637

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2016 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
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| 8- 69307 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Realty Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5743 Corsa Avenue, Suite 215
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Kerner 818-632-0485
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jay Kerner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Realty Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# California All-Purpose Certificate of Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } s.s.

On January 7, 2015 before me, Carlos Mauricio Lemus Notary Public
Name of Notary Public, Title

personally appeared Jay Kerner
Name of Signer (1)

______________________
Name of Signer (2)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CARLOS MAURICIO LEMUS
Commission # 2044589
Notary Public - California
Los Angeles County
My Comm. Expires Oct 7, 2017

Seal

______________________
Signature of Notary Public

OPTIONAL INFORMATION

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.*

## Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Anual Audit Report

containing 2 pages, and dated ______________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-fact
- ☐ Corporate Officer(s) ______________ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______________

representing: ______________
Name(s) of Person(s) Entity(ies) Signer is Representing

**Additional Information**

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:

☐ form(s) of identification ☐ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________

Other

☐ Additional Signer ☐ Signer(s) Thumbprints(s)

☐ ______________

DIRECT REALTY SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2014

DIRECT REALTY SECURITIES, INC.

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Direct Realty Securities, Inc.
Westlake Village, California

I have audited the accompanying statement of financial condition of Direct Realty Securities, Inc.as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Direct Realty Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Realty Securities, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Direct Realty Securities, Inc.'s financial statements. The supplemental information is the responsibility of Direct Realty Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 26, 2015

DIRECT REALTY SECURITIES, INC.

Statement of Financial Condition
December 31, 2014

ASSETS

| | | |
|---|---|---|
| Cash | $ | 39,550 |
| Fixed assets net of depreciation of $937 | | 13,121 |
| Other assets | | 2,459 |
| Total assets | | 55,130 |

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

| | | |
|---|---|---|
| Accounts payable | $ | 4,705 |
| Total liabilities | | 4,705 |

SHAREHOLDER'S EQUITY:

| | | |
|---|---|---|
| Common stock 100 shares issued and authorized | | 100 |
| Additional paid in capital | | 111,750 |
| Retained deficit | | (61,425) |
| Total shareholder's equity | | 50,425 |
| Total liabilities and shareholder's equity | $ | 55,130 |

DIRECT REALTY SECURITIES, INC.

Statement of Income
For the year ended December 31, 2014

| | |
|---|---|
| REVENUES: | |
| | - |
| Total income | - |
| EXPENSES: | |
| Depreciation | 937 |
| Occupancy | 6,600 |
| Professional fees | 20,250 |
| Regulatory fees | 590 |
| Travel and entertainment | 13,688 |
| Telephone and communications | 2,200 |
| Other general and administrative expenses | 7,971 |
| Total expenses | 52,236 |
| LOSS BEFORE INCOME TAXES | (52,236) |
| INCOME TAX PROVISION | |
| Income tax expense | 800 |
| NET LOSS | $ (53,036) |

DIRECT REALTY SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2014

| | Common Stock | Additional Paid in Capital | Retained Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Beginning balance December 31, 2013 | $ 100 | $ 9,000 | $ (8,389) | $ 711 |
| Capital contributed | | $ 102,750 | | $ 102,750 |
| Net loss | | | (53,036) | $ (53,036) |
| Ending balance December 31, 2014 | $ 100 | $ 111,750 | $ (61,425) | $ 50,425 |

The accompanying notes are an integral part of these financial statements

DIRECT REALTY SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2014

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (53,036) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 937 |
| (Increase) decrease in: | |
| Other assets | (2,459) |
| Increase (decrease) in: | |
| Accounts payable | 4,705 |
| Total adjustments | 3,183 |
| Net cash used in operating activities | (49,853) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of fixed assets | (14,058) |
| Net cash used in investing activities | (14,058) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Capital contributed | 102,750 |
| Net cash provided by financing activities | 102,750 |
| Increase in cash | 38,839 |
| Cash-beginning of period | 711 |
| Cash-end of period | $ 39,550 |

Supplemental disclosure of cash flow information

Cash paid during the year for:

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Direct Realty Securities, Inc. (the "Company"), was formed in March, 2013, in the State of California as a corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in the sale of direct participation program securities and the private placements of securities. The Company does not hold customer funds or safeguard customer securities.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Management has reviewed subsequent events through January 26, 2015.

The Company is subject to audit by the taxing agencies for year ending December 31, 2013.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

| | |
|---|---|
| Computer equipment | $ 6,400 |
| Furniture | 7,658 |
| | 14,058 |
| Less accumulated depreciation | ( 937 ) |
| Fixed assets, net | $ 13,121 |

For the year ended December 31, 2014, depreciation expense was $937.

Note 3: INCOME TAXES

The Company is subject to a minimum franchise tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its office through March 31, 2017. Minimum future rental commitments are:

| Year Ending | Amount |
|---|---|
| December 31, 2015 | $7,200 |
| December 31, 2016 | $7,200 |
| December 31, 2017 | $1,800 |

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014 the Company had net capital of $34,845, which was $29,845 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $4,705 to net capital was 0.14 to 1, which is less than the 8 to 1 maximum ratio allowed for a broker dealer.

# DIRECT REALTY SECURITIES, INC.

## Statement of Net Capital
## Schedule I
## For the year ended December 31, 2014

| | | Focus 12/31/14 | | Audit 12/31/14 | | Change |
|---|---|---|---|---|---|---|
| Stockholder's equity, December 31, 2014 | $ | 50,425 | $ | 50,425 | $ | - |
| Subtract - Non allowable assets: | | | | | | |
| Fixed assets | | 13,121 | | 13,121 | | |
| Other assets | | 2,459 | | 2,459 | | |
| Tentative net capital | | 34,845 | | 34,845 | | - |
| Haircuts | | 0 | | 0 | | - |
| NET CAPITAL | | 34,845 | | 34,845 | | - |
| Minimum net capital | | 5,000 | | 5,000 | | - |
| Excess net capital | $ | 29,845 | $ | 29,845 | | - |
| Aggregate indebtedness | | 4,705 | | 4,705 | | - |
| Ratio of aggregate indebtedness to net capital | | 0.14 | | 0.14 | | |

There were no reported differences between the audit and Focus at December 31, 2014.

DIRECT REALTY SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

# Assertions Regarding Exemption Provisions

We, as members of management of Direct Realty Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i))

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Direct Realty Securities, Inc.

By: ______________________

Jiayi Kersten, CEO
(Name and Title)

1-22-15
(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Direct Realty Securities, Inc.
Westlake Village, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Direct Realty Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Direct Realty Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Direct Realty Securities, Inc., stated that Direct Realty Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Direct Realty Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Direct Realty Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 26, 2015